Exhibit 99.1

Uxin Reports Unaudited Financial Results for the Quarter Ended June 30, 2026

BEIJING, September 24, 2026 – Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), China’s leading used car retailer, today announced its unaudited financial results for the quarter ended June 30, 2026.

Highlights for the Quarter Ended June 30, 2026

●	Transaction volume was 21,899 units for the three months ended June 30, 2026, representing an increase of 20.3% from 18,211 units in the last quarter and an increase of 88.7% from 11,606 units in the same period last year.
●	Retail transaction volume was 19,610 units, representing an increase of 18.6% from 16,530 units in the last quarter and an increase of 88.8% from 10,385 units in the same period last year.
●	Total revenues were RMB1,151.2 million (US$169.7 million) for the three months ended June 30, 2026, representing an increase of 7.2% from RMB1,073.7 million in the last quarter and an increase of 74.9% from RMB658.3 million in the same period last year.
●	Gross margin was -0.7% for the three months ended June 30, 2026, compared with 7.0% in the last quarter and 5.2% in the same period last year.
●	Loss from operations was RMB151.9 million (US$22.4 million) for the three months ended June 30, 2026, compared with RMB66.6 million in the last quarter and RMB43.1 million in the same period last year.
●	Non-GAAP adjusted EBITDA[1] was a loss of RMB119.8 million (US$17.7 million), compared with a loss of RMB34.3 million in the last quarter and a loss of RMB16.5 million in the same period last year.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, commented, “Despite a sharp decline in used car prices during the second quarter of 2026, our retail transaction volume reached 19,610 vehicles, up 89% year over year and 19% sequentially. Our Net Promoter Score remained at 65 or above for the ninth consecutive quarter, maintaining our industry-leading customer satisfaction. In response to the market downturn, we moved quickly to sell through inventory affected by decreasing prices. While this put significant pressure on near-term profitability, it allowed us to realign our inventory more quickly with the new pricing environment.”

Mr. Dai continued, “Over the past several months, we have further strengthened our operations through this period of adjustment. Our pricing is more accurate, inventory turnover is significantly faster, and per-vehicle profitability continues to recover. With a more measured approach to inventory purchasing, we expect retail transaction volume of 20,500 to 21,000 vehicles in the third quarter. Our focus remains on improving store-level performance and overall operating efficiency to translate our growing scale into stronger profitability.”

 1 This is a non-GAAP measure. We believe non-GAAP measures help investors and users of our financial information understand the effect of adjusting items on our selected reported results and provide alternate measurements of our performance, both in the current period and across periods. See our Financial Supplement, furnished as Exhibit 99.1 to our Current Report on Form 6-K on September 24, 2026 with the SEC, “Unaudited Reconciliations of GAAP And Non-GAAP Results” for a reconciliation and additional information on non-GAAP measures.

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Mr. Feng Lin, Chief Financial Officer of Uxin, stated, “Total revenue reached RMB1.15 billion in the second quarter, including RMB1.08 billion in retail vehicle sales revenue, which increased 78% year over year and approximately 7% sequentially. The rapid decline in automotive market prices, together with our decision to accelerate inventory sales, weighed on profitability. Gross margin declined to negative 0.7%, and our adjusted EBITDA loss was RMB120 million. We view the pressure on second-quarter profitability as largely a near-term consequence of the market’s sharp price adjustment. With market volatility easing and our operating efficiency improving, we believe the business is back on track for healthy, long-term growth. We expect our overall gross margin to recover to above 6% for the third quarter.”

Financial Results for the Quarter Ended June 30, 2026

Total revenues were RMB1,151.2 million (US$169.7 million) for the three months ended June 30, 2026, representing an increase of 7.2% from RMB1,073.7 million in the last quarter and an increase of 74.9% from RMB658.3 million in the same period last year. The increases were mainly due to the increase in retail vehicle sales revenue.

Retail vehicle sales revenue was RMB1,080.8 million (US$159.3 million) for the three months ended June 30, 2026, representing an increase of 6.5% from RMB1,015.0 million in the last quarter and an increase of 77.9% from RMB607.6 million in the same period last year. For the three months ended June 30, 2026, retail transaction volume was 19,610 units, representing an increase of 18.6% from 16,530 units last quarter and an increase of 88.8% from 10,385 units in the same period last year. The quarter-over-quarter increase in retail vehicle sales revenue was mainly due to the increase in retail transaction volume. The Company’s new superstore in Tianjin commenced trial operations in March 2026 and saw rapid increases in both inventory levels and sales. The year-over-year increase was mainly due to the 88.8% increase in retail transaction volume, the rapid growth in sales volume was primarily driven by the Company’s new superstores in Wuhan, Zhengzhou, Jinan and Tianjin, which commenced trial operations in February, September, December 2025 and March 2026, respectively.

Wholesale vehicle sales revenue was RMB37.4 million (US$5.5 million) for the three months ended June 30, 2026, compared with RMB27.9 million in the last quarter and RMB29.9 million in the same period last year. For the three months ended June 30, 2026, wholesale transaction volume was 2,289 units, representing an increase of 36.2% from 1,681 units last quarter and an increase of 87.5% from 1,221 units in the same period last year. Wholesale vehicle sales represent vehicles purchased by the Company from individuals that do not meet the Company’s retail standards and are subsequently sold through online and offline channels.

Other revenue was RMB33.0 million (US$4.9 million) for the three months ended June 30, 2026, compared with RMB30.8 million in the last quarter and RMB20.8 million in the same period last year.

Cost of revenues was RMB1,159.8 million (US$170.9 million) for the three months ended June 30, 2026, compared with RMB998.6 million in the last quarter and RMB624.1 million in the same period last year.

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Gross margin was -0.7% for the three months ended June 30, 2026, compared with 7.0% in the last quarter and 5.2% in the same period last year. The decreases in gross margin were mainly due to market conditions across the automotive industry, including: i) short-term aggressive price reductions in the new-car sector drove a rapid downturn in used-vehicle market prices, which put substantial temporary pressure on the gross margin of the Company’s existing used vehicle inventory; ii) rising oil prices suppressed customer demand for gasoline cars and increased inventory turnover pressure, which compressed the Company’s gross margin. As market conditions began to stabilize and following the Company’s new strategy for accelerating inventories turnover, the company entered a new steady and efficient procurement-to-sales cycle. The Company expects that its overall gross margin will gradually recover to above 6.0% in the third quarter of 2026.

Total operating expenses were RMB145.3 million (US$21.4 million) for the three months ended June 30, 2026. Total operating expenses excluding the impact of share-based compensation were RMB135.3 million.

●	Sales and marketing expenses were RMB119.2 million (US$17.6 million) for the three months ended June 30, 2026, representing an increase of 3.0% from RMB115.8 million in the last quarter and an increase of 60.6% from RMB74.2 million in the same period last year. The quarter-over-quarter increase was mainly due to the increased marketing expenses for promotion activities. The year-over-year increase was mainly due to the increased employee compensation for the sales teams as a result of the increase in headcount.

●	General and administrative expenses were RMB22.0 million (US$3.2 million) for the three months ended June 30 2026, representing a decrease of 6.0% from RMB23.4 million in the last quarter and an increase of 13.0% from RMB19.4 million in the same period last year. The quarter-over-quarter decrease was mainly due to the reduction in compensation for personnel performing general and administrative functions. The year-over-year increase was mainly due to the increased employee compensation as a result of the increase in the number of superstores.

●	Research and development expenses were RMB4.1 million (US$0.6 million) for the three months ended June 30, 2026, representing an increase of 40.4% from RMB2.9 million in the last quarter and an increase of 33.1% from RMB3.1 million in the same period last year. The increases were mainly due to the launch of new projects for R&D activities.

Other operating income, net was RMB2.0 million (US$0.3 million) for the three months ended June 30, 2026, compared with RMB0.5 million in the last quarter and RMB19.4 million in the same period last year. The year-over-year decrease was mainly due to the decline of gains from derecognition of certain long-aged liabilities.

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Loss from operations was RMB151.9 million (US$22.4 million) for the three months ended June 30, 2026, compared with RMB66.6 million in the last quarter and RMB43.1 million in the same period last year.

Interest expenses were RMB25.0 million (US$3.7 million) for the three months ended June 30, 2026, compared with RMB23.9 million in the last quarter and RMB23.1 million in the same period last year.

Net loss from operations was net loss of RMB178.4 million (US$26.3 million) for the three months ended June 30, 2026, compared with net loss of RMB91.6 million in the last quarter and net loss of RMB67.6 million in the same period last year.

Non-GAAP adjusted EBITDA was a loss of RMB119.8 million (US$17.7 million) for the three months ended June 30, 2026, compared with a loss of RMB34.3 million in the last quarter and a loss of RMB16.5 million in the same period last year.

Liquidity

The Company has incurred net losses since inception. For the quarter ended June 30, 2026, the Company incurred gross loss of RMB8.6 million, net loss of RMB178.4 million and operating cash outflow of RMB63.8 million. As of June 30, 2026, the Company had accumulated deficit in the amount of RMB20.1 billion, its current liabilities exceeded current assets by approximately RMB201.0 million, the Company’s cash balance was RMB82.6 million. Based on the Company’s liquidity assessment, which considers the plans to address these adverse conditions and events, including raising funds from planned equity and loan financings, growing vehicle sales volume and revenue by increasing the scale of vehicle purchase while maintaining vehicle inventory and working capital turnover by managing reasonable vehicle sale prices, improving gross profit margin by granular inventory management and promoting value-added services offered to customers, and also adjusting its operation scale if and when necessary, the Company believes that its current cash and cash equivalents and the cash flows from operating and financing activities are sufficient for the Company to meet its anticipated working capital requirements, other capital commitments and the Company will be able to meet its payment obligations when liabilities fall due within the next twelve months from the date of this release.

Update on Equity Financing Transactions

As of June 30, 2026, the Company had received proceeds in aggregate of US$15.0 million from parties designated by NIO Capital under the previously announced share subscription agreements dated December 26, 2025 (the “Share Subscription Agreements”) in exchange for 1,573,976,915 Class A ordinary shares issued at a purchase price of US$0.00953 per share (equivalent to US$2.859 per American depositary share). These proceeds represent a portion of the US$20.0 million committed by affiliates of NIO Capital under the Share Subscription Agreements. Under the Share Subscription Agreements, affiliates of NIO Capital and Prestige Shine Group Limited committed to invest an aggregate of US$50.0 million in the Company.

By the date of this announcement, the Company received additional proceeds of US$4.0 million from the entity designated by NIO Capital under previously announced equity financings with NIO Capital. Following receipt of these proceeds, a further US$4.0 million remains to be funded under the Share Subscription Agreements. The Company has also been informed by the party designated by NIO Capital that it expects to proceed with the closing of the remaining US$4.0 million investment in accordance with the terms of the Share Subscription Agreements at the agreed subscription price of US$2.859 per ADS, subject to applicable closing conditions.

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Recent Development

Management Share Purchase Plan

On June 18, 2026, Uxin announced that Mr. Kun Dai, chairman of the board of directors and chief executive officer of the Company, intends to use his personal funds to purchase up to an aggregate of US$5.0 million of the Company’s American depositary shares during the 12-month period starting from June 25, 2026, subject to applicable rules and regulations and Uxin’s insider trading policy.

Shaoxing Used Car Superstore Project

On July 20, 2026, Uxin announced the launch of a new used car superstore project in Shaoxing. The project will integrate a large-scale used car reconditioning facility with a one-stop retail experience, featuring a total capacity of more than 2,500 vehicles for display and sale. The superstore is expected to further strengthen Uxin’s strategic presence in the Yangtze River Delta.

Business Outlook

For the three months ended September 30, 2026, the Company expects its retail transaction volume to range between 20,500 units and 21,000 units. The Company estimates that its total revenues including retail vehicle sales revenue, wholesale vehicle sales revenue and other revenue to range between RMB1,160 million and RMB1,190 million. The Company expects its gross profit margin to be above 6.0%. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to changes.

Conference Call

Uxin’s management team will host a conference call Thursday, September 24, 2026, at 8:00 A.M. U.S. Eastern Time (8:00 P.M. Beijing/Hong Kong time on the same day) to discuss the financial results. In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including an event passcode, a unique access PIN, dial-in numbers, and an e-mail with detailed instructions to join the conference call.

Conference Call Preregistration：https://dpregister.com/sreg/10211877/104dc33b51a

A telephone replay of the call will be available after the conclusion of the conference call until October 1, 2026. The dial-in details for the replay are as follows:

U.S.:	+1 855 669 9658
International:	+1 412 317 0088
Replay PIN:	7037596

A live webcast and archive of the conference call will be available on the Investor Relations section of Uxin’s website at http://ir.xin.com.

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About Uxin

Uxin is China’s leading used car retailer, pioneering industry transformation with advanced production, new retail experiences, and digital empowerment. We offer high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under our omni-channel strategy, we are able to leverage our pioneering online platform to serve customers nationwide and establish market leadership in selected regions through offline superstores with inventory capacities ranging from 2,000 to 8,000 vehicles. Leveraging our extensive industry data and continuous technology innovation throughout more than ten years of operation, we have established strong used car management and operation capabilities. We are committed to upholding our customer-centric approach and driving the healthy development of China’s used car industry.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses certain non-GAAP measures, including Adjusted EBITDA and adjusted net loss from operations per share – basic and diluted, as supplemental measures to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Adjusted EBITDA as EBITDA excluding share-based compensation, foreign exchange (losses)/gain, other income/(expenses) and equity in income of affiliates. The Company defines adjusted net loss attributable to ordinary shareholders per share – basic and diluted as net loss attributable to ordinary shareholders per share excluding the impact of share-based compensation, deemed dividend to preferred shareholders due to triggering of a down round feature and accretion on redeemable non-controlling interests. The Company presents the non-GAAP financial measures because they are used by the management to evaluate the operating performance and formulate business plans. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of its operating performance as these measures exclude certain finance or non-cash items that the Company does not believe directly reflect its core operations. The Company believes that excluding these items enables it to evaluate its performance period-over-period more effectively and relative to its competitors.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using Adjusted EBITDA is that it does not reflect all items of income and expenses that affect the Company’s operations. Share-based compensation, other income/(expenses) and foreign exchange (losses)/gain have been and may continue to be incurred in the business. Further, the non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

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The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Uxin’s non-GAAP financial measures to the most comparable U.S. GAAP measures are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader, except for those transaction amounts that were actually settled in U.S. dollars. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.7851 to US$1.00, representing the index rate as of June 30, 2026 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its products and services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry and other related industries; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media enquiries, please contact:

Uxin Limited Investor Relations

Uxin Limited

Email: ir@xin.com

The Blueshirt Group

Mr. Jack Wang

Phone: +86 166-0115-0429

Email: Jack@blueshirtgroup.co

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Uxin Limited

Unaudited Consolidated Statements of Comprehensive Loss

(In thousands except for number of shares and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Retail vehicle sales	607,611	1,080,829	159,294	1,073,129	2,095,787	308,881
Wholesale vehicle sales	29,889	37,427	5,516	52,436	65,312	9,626
Others	20,771	32,934	4,854	36,935	63,745	9,395
Total revenues	658,271	1,151,190	169,664	1,162,500	2,224,844	327,902

Cost of revenues	(624,064)	(1,159,823)	(170,937)	(1,092,952)	(2,158,432)	(318,114)
Gross profit/(loss)	34,207	(8,633)	(1,273)	69,548	66,412	9,788

Operating expenses
Sales and marketing	(74,213)	(119,206)	(17,569)	(135,916)	(234,990)	(34,633)
General and administrative	(19,443)	(21,976)	(3,239)	(37,777)	(45,359)	(6,685)
Research and development	(3,089)	(4,112)	(606)	(5,988)	(7,040)	(1,038)
Reversal of credit losses, net	19	-	-	414	-	-
Total operating expenses	(96,726)	(145,294)	(21,414)	(179,267)	(287,389)	(42,356)

Other operating income, net	19,379	2,011	296	31,327	2,467	364

Loss from operations	(43,140)	(151,916)	(22,391)	(78,392)	(218,510)	(32,204)

Interest income	43	7	1	50	18	3
Interest expenses	(23,098)	(25,041)	(3,691)	(45,640)	(48,964)	(7,216)
Other income	480	454	67	6,765	911	134
Other expenses	(1,498)	(1,575)	(232)	(2,153)	(2,863)	(422)
Foreign exchange (losses)/gains	(353)	(178)	(26)	423	(458)	(68)
Loss before income tax expense	(67,566)	(178,249)	(26,272)	(118,947)	(269,866)	(39,773)
Income tax expense	(39)	(143)	(21)	(39)	(143)	(21)
Net loss, net of tax	(67,605)	(178,392)	(26,293)	(118,986)	(270,009)	(39,794)
Add: net profit attribute to redeemable non-controlling interests and non-controlling interests shareholders	(6,192)	(4,936)	(727)	(7,882)	(11,345)	(1,672)
Net loss attributable to UXIN LIMITED	(73,797)	(183,328)	(27,020)	(126,868)	(281,354)	(41,466)
Net loss attributable to ordinary shareholders	(73,797)	(183,328)	(27,020)	(126,868)	(281,354)	(41,466)

Net loss	(67,605)	(178,392)	(26,293)	(118,986)	(270,009)	(39,794)
Foreign currency translation, net of tax nil	16	449	66	91	1,046	154
Total comprehensive loss	(67,589)	(177,943)	(26,227)	(118,895)	(268,963)	(39,640)
Add: net profit attribute to redeemable non-controlling interests and non-controlling interests shareholders	(6,192)	(4,936)	(727)	(7,882)	(11,345)	(1,672)
Total comprehensive loss attributable to UXIN LIMITED	(73,781)	(182,879)	(26,954)	(126,777)	(280,308)	(41,312)

Net loss attributable to ordinary shareholders	(73,797)	(183,328)	(27,020)	(126,868)	(281,354)	(41,466)
Weighted average shares outstanding-basic	63,168,535,224	67,507,903,126	67,507,903,126	60,735,577,407	66,978,849,385	66,978,849,385
Weighted average shares outstanding-diluted	63,168,535,224	67,507,903,126	67,507,903,126	60,735,577,407	66,978,849,385	66,978,849,385

Net loss per share for ordinary shareholders, basic	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net loss per share for ordinary shareholders, diluted	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

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Uxin Limited

Unaudited Consolidated Balance Sheets

(In thousands except for number of shares and per share data)

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	83,006	82,584	12,171
Restricted cash	71	59	9
Accounts receivable, net	4,613	3,631	535
Other receivables, net of provision for credit losses of RMB14,105 and RMB14,059 as of December 31, 2025 and June 30, 2026, respectively	23,186	24,066	3,547
Inventory, net	545,554	358,057	52,771
Prepaid expenses and other current assets	87,466	96,518	14,225
Total current assets	743,896	564,915	83,258

Non-current assets
Property, equipment and software, net	85,447	88,970	13,113
Finance lease right-of-use assets, net	1,319,087	1,305,267	192,373
Operating lease right-of-use assets, net	270,325	248,642	36,645
Total non-current assets	1,674,859	1,642,879	242,131

Total assets	2,418,755	2,207,794	325,389

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	65,009	61,531	9,069
Other payables and other current liabilities	291,338	287,363	42,352
Current portion of operating lease liabilities	35,842	36,819	5,426
Current portion of finance lease liabilities	187,541	61,730	9,098
Short-term borrowings from third parties	397,161	318,514	46,943
Total current liabilities	976,891	765,957	112,888

Non-current liabilities
Long-term borrowings from third parties	10,000	10,000	1,474
Finance lease liabilities	1,081,322	1,116,312	164,524
Operating lease liabilities	245,373	229,965	33,893
Total non-current liabilities	1,336,695	1,356,277	199,891

Total liabilities	2,313,586	2,122,234	312,779

Mezzanine equity
Redeemable non-controlling interests (i)	336,057	475,147	70,028
Total Mezzanine equity	336,057	475,147	70,028

Shareholders’ deficit
Ordinary shares (ii)	45,922	47,017	6,929
Additional paid-in capital (ii)	19,370,282	19,490,796	2,872,588
Subscription receivable from shareholders (ii)	(21,165)	(21,165)	(3,119)
Accumulated other comprehensive income	234,630	235,676	34,734
Accumulated deficit	(19,860,557)	(20,141,911)	(2,968,550)
Total Uxin’s shareholders’ deficit	(230,888)	(389,587)	(57,418)
Non-controlling interests	-	-	-
Total shareholders’ deficit	(230,888)	(389,587)	(57,418)

Total liabilities, mezzanine equity and shareholders’ deficit	2,418,755	2,207,794	325,389

(i) On October 16, 2024, the Company, through its subsidiary, Youxin (Anhui) Industrial Investment Group Co., Ltd. (“Uxin Anhui”), entered into an agreement with Wuhan Junshan Urban Asset Operation Co.,Ltd. (“Wuhan Junshan”), a company indirectly controlled by Wuhan City Economic & Technological Development Zone, to establish a subsidiary, Wuhan Youxin Intelligent Remanufacturing Co., Ltd. (“Uxin Wuhan”). Uxin Anhui will contribute RMB66.7 million and Wuhan Junshan will contribute RMB33.3 million, representing approximately 66.7% and 33.3% of Uxin Wuhan’s total registered capital, respectively. Up to June 30, 2026, the Company and Wuhan Junshan each made contributions of RMB26.0 million to Uxin Wuhan, respectively, and the investment from Wuhan Junshan was recognized as redeemable non-controlling interests.

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On July 8, 2024, the Company, through Uxin Anhui, entered into a strategic partnership with Zhengzhou Airport Automobile Industry Co., Ltd. (“Zhengzhou Airport Industry”) to establish Youxin (Zhengzhou) Automobile Intelligent Remanufacturing Co., Ltd. (“Uxin Zhengzhou”). Pursuant to the equity investment agreement, Uxin Anhui will contribute RMB120.0 million and Zhengzhou Airport Industry will contribute RMB50.0 million, representing approximately 70.59% and 29.41% of Uxin Zhengzhou’s total registered capital, respectively. Up to June 30, 2026, the Company and Zhengzhou Airport Industry made contributions of RMB30.0 million and RMB12.5 million to Uxin Zhengzhou, respectively, and the investment from Zhengzhou Airport Industry was recognized as redeemable non-controlling interests.

On September 20, 2023, the Company entered into an equity investment agreement with Hefei Construction Investment. Pursuant to the agreement, Hefei Construction Investment will invest by multiple installments in Uxin Hefei, and each instalment will be made after the lease payment is made by the Hefei subsidiary, over a 10-year period. Up to June 30, 2026, the first-year, second-year and third-year rentals of approximately RMB147.1 million, RMB127.7 million and RMB127.7 million was converted into the investment of approximately 12.02%, 8.40% and 6.92% equity interests in Uxin Hefei by Hefei Construction Investment, respectively. The investment was recognized as redeemable non-controlling interests.

(ii) On December 18, 2025, the Company entered into a definitive agreement with Abundant Grace Investment Limited, an entity affiliated with Mr. Bin Li, a director of the Company. Pursuant to the definitive agreement, Abundant Grace Investment Limited agreed to purchase 1.2 billion of our Class A Ordinary Shares at a price of US$0.00833 per Class A Ordinary Share (equivalent to US$2.5 per ADS) for an aggregate consideration of US$10 million, which is expected to be paid in multiple installments. As of June 30, 2026, Abundant Grace Investment Limited has fulfilled its payment obligations in an aggregate amount of US$7.0 million of the total US$10.0 million purchase price. The Company has completed the full issuance and delivery of all the aforesaid subscribed Class A Ordinary Shares, and is entitled to a remaining subscription receivable of US$3.0 million due from Abundant Grace Investment Limited. The remaining US$3.0 million was recorded in “Subscription receivable from shareholders” as of June 30, 2026.

On December 26, 2025, the Company entered into definitive share subscription agreements with Abundant Glory Investment L.P.(affiliates of NIO Capital) and Prestige Shine Group Limited. Pursuant to the definitive agreements, Abundant Glory Investment L.P. and Prestige Shine Group Limited agreed to purchase 5,246,589,717 Class A ordinary shares of the Company with par value of US$0.0001 per share at a price of US$0.00953 per Class A ordinary share for a total consideration of US$50 million. In substance, the Company issued two forward contracts to Abundant Glory Investment L.P. and Prestige Shine Group Limited, as Abundant Glory Investment L.P. and Prestige Shine Group Limited are obligated to purchase the shares, and the Company is required to issue them upon the satisfaction of the closing conditions at the pre-agreed price and amount which shall be a deemed dividend to the forward contract holder recorded in the additional paid-in capital. In addition, given that these forward contracts are considered indexed to the Company’s own stock and meet the requirement for equity classification, these forward contracts were also classified under the Company’s equity and was initially measured at fair value amounting to US$4.5 million (equivalent to approximately RMB31.3 million) with no subsequent remeasurement.

On March 26, 2026 and June 26, 2026, affiliates of NIO Capital have designated Gold Wings Holdings Limited and Ruiting Holdings Limited as the subscribers for a portion of its investment. The Company received US$10.0 million and US$5 million from Gold Wings Holdings Limited and Ruiting Holdings Limited, respectively and issued 1,049,317,943 and 524,658,972 Class A ordinary shares to Gold Wings Holdings Limited and Ruiting Holdings Limited, respectively. The closing of the remaining portion of the transaction is subject to customary closing conditions.

* Share-based compensation charges included are as follows:

	For the three months ended June 30,			For the six months ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
Sales and marketing	1,190	2,023	298	2,356	3,302	487
General and administrative	8,132	7,606	1,121	16,157	15,478	2,281
Research and development	625	361	53	1,242	722	106

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Uxin Limited

Unaudited Reconciliations of GAAP And Non-GAAP Results

(In thousands except for number of shares and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
Net loss, net of tax	(67,605)	(178,392)	(26,293)	(118,986)	(270,009)	(39,794)

Add: Income tax expense	39	143	21	39	143	21
Interest income	(43)	(7)	(1)	(50)	(18)	(3)
Interest expenses	23,098	25,041	3,691	45,640	48,964	7,216
Depreciation	16,649	22,086	3,255	33,242	44,867	6,613
EBITDA	(27,862)	(131,129)	(19,327)	(40,115)	(176,053)	(25,947)

Add: Share-based compensation expenses	9,947	9,990	1,472	19,755	19,502	2,874
- Sales and marketing	1,190	2,023	298	2,356	3,302	487
- General and administrative	8,132	7,606	1,121	16,157	15,478	2,281
- Research and development	625	361	53	1,242	722	106
Other income	(480)	(454)	(67)	(6,765)	(911)	(134)
Other expenses	1,498	1,575	232	2,153	2,863	422
Foreign exchange losses/(gains)	353	178	26	(423)	458	68

Non-GAAP adjusted EBITDA	(16,544)	(119,840)	(17,664)	(25,395)	(154,141)	(22,717)

	For the three months ended June 30,			For the six months ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to ordinary shareholders	(73,797)	(183,328)	(27,020)	(126,868)	(281,354)	(41,466)
Add: Share-based compensation expenses	9,947	9,990	1,472	19,755	19,502	2,874
- Sales and marketing	1,190	2,023	298	2,356	3,302	487
- General and administrative	8,132	7,606	1,121	16,157	15,478	2,281
- Research and development	625	361	53	1,242	722	106
Add: accretion on redeemable non-controlling interests	6,298	4,936	727	7,986	11,345	1,672

Non-GAAP adjusted net loss attributable to ordinary shareholders	(57,552)	(168,402)	(24,821)	(99,127)	(250,507)	(36,920)

Net loss per share for ordinary shareholders-basic	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net loss per share for ordinary shareholders-diluted	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Non-GAAP adjusted net loss to ordinary shareholders per share – basic and diluted	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Weighted average shares outstanding-basic	63,168,535,224	67,507,903,126	67,507,903,126	60,735,577,407	66,978,849,385	66,978,849,385
Weighted average shares outstanding-diluted	63,168,535,224	67,507,903,126	67,507,903,126	60,735,577,407	66,978,849,385	66,978,849,385

Note: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00 = RMB6.7851 as of June 30, 2026 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.

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